

SECI 17017972

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SEC Mail Processing Section

JUN 05 2017

Washington DC 408

SEC FILE NUMBER
[illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 3/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARVY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 BROADWAY, SUITE 1506
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAHODWALA SHABBIR 212-267-4334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVI VENKATARAMAN CPA LLC
(Name – *if individual, state last, first, middle name*)

14 COURTSIDE LANE (Address) PRINCETON (City) NJ (State) 08540 (Zip Code)

Securities and Exchange

JUN 05 2017

RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Shabbir Dahodwala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy Inc, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EVELYN LAMBERT
Notary Public – State of New York
NO. 01LA6355486
Qualified in Kings County
My Commission Expires Mar 6, 2021

Signature

Authorised Signatory

Title

05.30.17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS AND SCHEDULES

MARCH 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

ISSUED BY:
RAVI VENKATARAMAN, CPA LLC

KARVY, INC.

INDEX

	Page
Independent Auditors' Report	1 - 2
Statement of Financial Position	3
Statements of income	4
Statements of Changes in Stockholder's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 11
Supplementary Schedules:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation of Net Capital with Computation in Part IIA of Form X-17A-5	13
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	14 - 15
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)	16-17
Schedule of Assessments and Payments to the Securities Investor Protection Corporation For the year ended March 31, 2017	18

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Karvy, Inc
New York, NY

We have audited the accompanying financial statement of Karvy, Inc. which comprise the statement of financial condition as of March 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Karvy Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion..

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karvy, Inc. as at March 31, 2017, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained on pages 12 and 13 are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by 17 C.F.R. 240.17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures performed in conjunction with the audit of Karvy, Inc.'s financial statements. The supplemental schedules on pages 12 and 13 is the responsibility of Karvy, Inc.'s management. Our audit procedures included determining whether the supplemental schedules on pages 12 and 13 reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and the accuracy of the information presented on the supplemental schedules on pages 12 and 13. In forming our opinion on

the supplemental schedules on pages 12 and 13, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5.

In our opinion, the supplemental schedules on pages 12 & 13 are fairly stated in all material respects in relation to the financial statements taken as a whole.

R Venkataraman

Ravi Venkataraman, CPA
May 10, 2017

KARVY, INC.

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2017

Assets:

Current Assets:		
Cash and cash equivalents	$	25,640
Refund of taxes		4,756
Other current assets		371
Total Current Assets		30,767
Fixed assets, net		623
Deposit		20,000
Total Assets	$	51,390

Liabilities and Stockholder's Equity:

Liabilities:		
Accounts payable and accrued expenses	$	12,645
Total Liabilities		12,645
Stockholder's Equity:		
Common Stock, No Par Value, 1,500 shares authorized		2,335,000
Accumulated Deficit		(2,296,255)
		38,745
Total Liabilities and Stockholder's Equity	$	51,390

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENT OF INCOME
For the Year Ended March 31, 2017

Revenues:	
Fee income	$ 261,250
Interest	3
	261,253
Operating expenses:	
Salaries and related expenses	152,634
Professional fees	9,982
Occupancy	49,066
Regulatory compliance	21,660
Travel and entertainment	11,123
Miscellaneous	12,251
Communications	7,512
Office supplies and expense	6,057
Licenses and fees	0
Insurance	2,544
Depreciation	333
Interest	62
Taxes	4
Total operating expenses	273,228
Income (Loss) from operations	(11,975)
Income tax (Provision) benefit	0
Net Income (Loss)	$ (11,975)

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended March 31, 2017

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, March 31, 2016	56	2,335,000	(2,284,280)	50,720
Net Loss			(11,975)	(11,975)
Balance, March 31, 2017	56	$ 2,335,000	$ (2,296,255)	$ 38,745

The accompanying notes are an integral part
of these financial statements.

KARVY, INC.

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2017

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(11,975)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		333
(Increase) Decrease in other current assets		7,027
Increase (Decrease) in accounts payable and accrued expenses		(1,530)
Net cash provided (used) by operating activities		(6,145)
Cash Flows used in Investing Activities:		
Purchase of fixed assets		-
Net increase (decrease) in cash and cash equivalents		(6,145)
Cash and cash equivalents - Beginning.		31,785
Cash and cash equivalents - Ending.	$	25,640

The accompanying notes are integral part of these financial statements.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2017

Note 1. Summary of Significant Accounting Policies

Nature of Business
Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India. Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. In August of 2010, Karvy Consultants, transferred ownership of Karvy, Inc. to Karvy Stock Broking, ltd., a member of the Karvy Group. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2017, there were not any accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Fair Value Measurement – Assets and Liabilities
Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Note 1. Summary of Significant Accounting Policies (continued)

Uncertainty in Income Taxes
Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2017, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and New York state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Fixed Assets

At March 31, 2017, the Company's fixed assets consisted of:

	2017
Computer and office equipment	$ 25,748
Furniture and fixtures	8,249
	33,997
Accumulated Depreciation	33,374
	$ 623

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company and Karvy Global Services, Inc. (an affiliated company) jointly entered into an office space lease in New York City under a five year and one month lease term ending on December 31, 2019. The Company and the affiliate have agreed that the Company's portion shall be 50% of the rental cost. Rent expense in 2017 and 2016 was $49,066 and $44,130, respectively. Future minimum rentals for the Company, on an annual basis, are as follows:

Years ending March 31,

2018	43,046
2019	44.337
2020	34,024
	$ 121,407

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2017) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2017

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3 pursuant to 15c3-3(k)(2)(i), as a broker/dealer that does not hold customer funds or securities, and engages only in the private placement of securities, third party research; and cross border advisory services.

Note 7. Income Taxes

From inception through year end, the Company has incurred net operating losses totaling approximately $2,278,811. Internal Revenue Code section 382 limits the usage of net operating losses in future years when a significant change of ownership has occurred. A significant change in the Company's ownership occurred in August 2010. As a result, net operating losses arising prior to the change in ownership, are limited to $39,500 per year.

From September 2010 through March 2017, the Company has incurred net operating losses totaling approximately $ 2,278,811.

The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$ 46,377
2026	318,025
2027	249,915
2029	324,856
2030	233,864
2032	303,636
2033	195,836
2034	362,677
2035	226,894
2036	16,731
Total	$2,278,811

Note 7. Income Taxes (Continued)

The Income Tax Provision of $ 4,756 in the Income Statement represents tentative refunds from previous periods which are no longer considered receivable.

Note 8. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2017 that required the Company to record or disclose such a liability in the financial statements.

Note 9. Related Party Transactions

The Company entered into a service agreement with its Parent Company, Karvy Brokering Ltd., India, to provide consulting services at approximately $20,000.00 per month. The total consulting income earned was $ 245,000 for the year ended March 31, 2017.

Karvy Inc. shares office space in New York City with Karvy Global Services, Inc., an affiliated company. (See Note 4 for details).

Note 10. Subsequent Events

Management has evaluated subsequent events through May 10, 2017, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2017

COMPUTATION OF NET CAPITAL

Stockholder's equity		$	38,745
Less non-allowable assets:			
CRD account	$ 371		
Refund of taxes	4,756		
Fixed assets, net	623		
Deposit	20,000		
			25,750
Net Capital		$	12,995
AGGREGATE INDEBTEDNESS			
Accounts payable and accrued expenses		$	12,645
Total Aggregate Indebtedness		$	12,645
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum capital requirement		$	5,000
Excess Net Capital		$	7,995
Ratio: Aggregate indebtedness to net capital			0.97

See accompanying notes
and independent auditors' report.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	12,995
Net audit adjustments		0
Net Capital per above	$	12,995

See accompanying notes
and independent auditors' report.

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

AUDITOR'S REPORT ON EXEMPTION REPORT REVIEW

To The Board of Directors
Karvy, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Karvy, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Karvy, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2)(i) (the "exemption provisions") and (2) the management stated that Karvy, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Karvy,Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Karvy, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Ravi Venkataraman, CPA
May 10, 2017


KARVY INC
Member FINRA/SIPC

EXEMPTION REPORT
MARCH 31, 2017

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section 15c3-3(k)(2)(i) for brokers who promptly transmits all customer funds and securities and does not otherwise hold customer funds or securities.

2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(i) from April 1, 2016 through March 31, 2017, without exception.

Shabbir Dahodwala

115 Broadway Ste 1506 ◆ New York, NY 10004
Tel: 212-267-4334 ◆ Fax: 212-267-4335

RAVI VENKATARAMAN, CPA LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To The Board of Directors
Karvy, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2017, which were agreed to by Karvy, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Karvy Inc.'s compliance with the applicable instructions of the assessment Reconciliation (Form SIPC-7). Karvy Inc,'s management is responsible for the Company's Compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017, as applicable, with the amounts reported in SIPC-7 for the year ended March 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman
Ravi Venkataraman, CPA
May 10, 2017

KARVY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended March 31, 2017

Payment Date		To Whom Paid	Amount
10/24/16		SIPC	$ 353
04/28/17	*	SIPC	300
			$ 653

* accrued

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.



Member FINRA/SIPC

May 30, 2017

Securities & Exchange Commission
Broker/Dealer Section
100 F Street, NE
Washington, DC 20549
(202) 942-8088

Re: Annual Audit Submission
Karvy, Inc. CRD #134512

Dear Sir/Madam:

Enclosed are 2 copies of the firm's Annual Audit submission for March 2017 . Please contact the below for any further questions.

Sincerely,

Shabbir Dahodwala

Vice President
Karvy, Inc.
(212) 267-4334
CC: Compliance

Enclosures